Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

TABLE OF CONTENTS

1.1	Overview	3
1.1.1	The I-M Project, California	4
1.1.3	Koegel Rawhide Property, Nevada	7
1.1.4	Stewart Property, British Columbia	8
1.1.5	Rozan Property, British Columbia	9
1.1.6	Market Trends	9
1.1.7	Golden Bear Ceramics Company	9
1.2	Results of operations	10
1.3	Summary of Quarterly Results (Unaudited)	13
1.4	Liquidity	14
1.5	Capital Resources	14
1.6	Off-Balance Sheet Arrangements	16
1.7	Related party transactions and balances	17
1.8	Proposed Transactions	17
1.9	Critical Accounting Estimates	17
1.10	Financial Instruments and Other Instruments	18
1.11	Management of Capital	19
1.12	Subsequent Events	19
1.13.1	Other MD & A Requirements	20
1.13.2	Additional Disclosure for Venture Issuers without Significant Revenue	20
1.13.3	Disclosure of Outstanding Share Data	20
1.14	Other Information	21

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on the following page carefully.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

The following information, prepared as of August 29, 2012, should be read in conjunction with the  consolidated  financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the six months ended June 30, 2012 (fiscal 2012) and 2011 (fiscal 2011) and the related notes attached thereto, which were prepared using accounting principles consistent with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements.  All amounts are expressed in U.S. dollars unless otherwise indicated.

FORWARD LOOKING INFORMATION:
Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Any statements that are not historical fact are forward looking statements. Forward looking statements reflect the current beliefs of the Company, and are based on currently available information. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to the availability of financing, collection of receivables and other assets, continuance as a going concern, exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, economic assessments of projects, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated.  Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced.  Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.1           Overview

Emgold is a mineral exploration and mine development company with properties located in the western U.S. and Canada.  The main focus of the Company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”).  The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton.  The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.  The permitting application is based on development of up to a 2,400-ton per day mining and processing operation with potential to produce over 200,000 ounces of gold per year.

The Company also has a portfolio of exploration properties including the Buckskin-Rawhide and Koegel Properties in Nevada and the Stewart Property and Rozan Properties in British Columbia.  High grade vein and bulk disseminated gold exploration targets have been identified at the Buckskin Rawhide and Koegel Rawhide Properties.  Gold, silver, molybdenum and tungsten targets have been identified at the Stewart Property and Rozan Properties.

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding.  These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits.  The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

The following is a brief summary of the Company’s activities during the six months ended June 30, 2012 (“fiscal 2012”):

•
Permitting activities to complete the Environmental Impact Report with the City of Grass Valley related to the Idaho-Maryland Project in California remained on hold pending financing activities.  Property payments are current and internal technical work on the Project continues.  It is expected the final Environmental Impact Report (“EIR”) can be completed within 12 months subsequent to the necessary funds being raised to move forward.

•
The Company completed additional sampling and analysis of the Black Eagle High Grade Vein Target and Chicago Mountain Bulk Disseminated Target for the Buckskin Rawhide Property in Nevada.  Modeling of historic and Emgold surface sampling and historic drilling continued.

•	Modeling of historic surface sampling at the Koegel Rawhide Property in Nevada continued.

•
Emgold continued activities to obtain an exploration permit for its 2012 exploration program for the Stewart Property in B.C.  Computerization of historic surface sampling data commenced.  Quotes were obtained for an aerial geophysics survey.

•	Emgold continued permitting activities to obtain an exploration permit for its 2012 exploration program for the Rozan Property in B.C. Surface sampling, not requiring permits, was completed.

•	Corporately, Emgold retained Vanguard Shareholder Solutions for investor relations services. The Company moved to OTCQB status. Andrew MacRitchie, CA was appointed as a new Independent Director.

•	Emgold’s loss for fiscal 2012 was $492,314, or $0.01 per share, compared to a loss of $792,878, or $0.02 per share in the six months ended June 30, 2011 (“fiscal 2011”).

•	During fiscal 2012, cash used in operations was $503,049 compared to $455,753 in fiscal 2011.

•
Exploration expenditures on mineral property interests totaled $345,567 in fiscal 2012 compared to $478,298 in fiscal 2011. Exploration expenditures were incurred on the following mineral properties in fiscal 2012, with fiscal 2011 expenditures in parentheses: Idaho-Maryland – $325,792 ($452,859); Buckskin Rawhide and Koegel - $4,994 ($17,094); Rozan – $2,469 ($NIL); and Stewart – $12,312 ($8,345).

1.1.1           The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851.  It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold.  It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property.  Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold.  Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project.  The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project.  Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At June 30, 2012, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010.  For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter.  The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.

The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City subsequently completed an Initial Study on January 8, 2008 and commenced preparation of the Draft EIR.

The draft EIR was prepared by the City and its consultants.  It was submitted for public comment on October 30, 2008. The public comment period was completed January 20, 2009.  Public and agency comments obtained in the public comment period were categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  Subsequent to these meetings, Emgold elected to make certain modifications and clarifications to the project description and revise its permit applications prior to completing the final EIR.  The primary reasons for the revisions was to reduce potential air quality impacts identified in the 2008 draft EIR and ensure that cleanup of legacy mine tailings at the Idaho-Maryland site was adequately analyzed in the EIR.

The Company completed its second revision to the project description and its project applications for the project in May 2011.  The revised documents were subsequently accepted as complete by the City on May 24, 2011.  In July of 2011, the City commenced a competitive bid process to retain a consultant to complete the EIR process.  In addition, the City commenced a competitive bid process to retain three additional consultants to assist and advise it in completion of the EIR process.  On October 25, 2011, the City approved agreements for the three consultants to assist and advise it through the completion of the EIR process.  On November 8, 2011, the City approved agreements with Ascent Environmental to complete the EIR process.  The City also approved a reimbursement agreement with IMMC to cover the costs necessary to complete the EIR process.  IMMC, as the applicant, is required to cover all costs related to the EIR process.

On November 23, 2011, with the scope, cost, and schedule to complete the EIR process now known, IMMC requested that the City table its applications to allow it sufficient time to raise the funds necessary to complete the EIR process.  On March 13, 2012, the City indicated that Emgold would have 180 days to complete financing activities to move the project forward in the permitting process – until September 10, 2012.  Should this time period lapse, the application documents would have to be re-filed with the City and a new application fee paid.  This does not represent a major cost or impact to the permitting process given where the Company is in the permitting process.

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are negatively impacting all junior and senior mining companies’ ability to raise funds in the current market.  As announced in an October 26, 2011 press release, Emgold may have to temporarily place the Idaho-Maryland Project permitting on hold until market conditions improve.  Alternatively, as a worst case, the Company may elect to drop the project and focus on other quality assets in the Company’s portfolio.

The pace of work in permitting the I-M Project has been affected by availability of funds and work has been adjusted based on funding available.  The final EIR is anticipated by the Company in 2013 and it is expected that the CMUP may be issued by the City within 120 days of the final EIR being completed.  There is no guarantee that the City will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to permitted operations in California.  In addition, Sutter Gold Mining Inc. has obtained permits to operate the Sutter Gold Mine and is in the construction process.  Golden Queen Mining Company Ltd. is in the process of obtaining permits to open the Soledad Mountain Project.  Molycorp has re-opening the Mountain Pass rare earth project and U.S. Borax operates the Boron Mine.  Several other companies are in the exploration, permitting, or development stage in California.

An EIR for the I-M Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the lead agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Operation of the Idaho-Maryland mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

As part of the Company’s community involvement, information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to inform the public about the project and to listen to their concerns.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

1.1.2           Buckskin Rawhide Property, Nevada

The Buckskin Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining Company.  It was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005.  It is also adjacent to the Regent gold-silver Property (“Regent Property”), owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

The Buckskin Rawhide Property was previously explored and drilled by Kennecott Minerals.  Results indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

Buckskin Rawhide East Area

Emgold has a lease and option to purchase 46 unpatented mining claims at Buckskin Rawhide from Nevada Sunrise LLC, a private company located in Auburn, California.  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.  This part of the Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	$10,000 (1) (paid in common shares)
2010	$10,000 (1) (paid in common shares)
2011	$10,000 (1) (paid in common shares)
2012	$20,000 (1)
2013	$40,000 (1)
2014	$60,000 (2)
2015	$60,000 (2)
2016	$60,000 (2)
2017	$60,000 (2)
2018	$60,000 (2)
2019	$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common shares at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

In addition, Emgold has staked six claims totaling 120 acres that make up the remainder of the Buckskin Rawhide East Property.

Buckskin Rawhide West Area

Emgold has a lease and option to purchase 21 unpatented mining claims at Buckskin Rawhide from Jeremy Wire, an individual.  The terms of this agreement were disclosed in an Emgold news release dated February 6, 2012.  Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (1)
2013	$10,000 (2)
2014	$10,000 (2)
2015	$20,000 (3)
2016	$30,000 (3)
2017	$30,000 (3)
2018	$30,000 (3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

In the second quarter of 2012, Emgold continued sampling, mapping, and analysis of both historic and Company sampling at Buckskin Rawhide to further delineate the Black Eagle and Chicago Mountain Zones.

1.1.3           Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining Company.  The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005.  It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property (“Regent Property”), owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Gold and silver mineralization is present at Koegel Rawhide, based on historic randomly spaced surface sampling. A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992. The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver. The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

Emgold has a lease and option to purchase 19 unpatented mining claims at Koegel Rawhide from Jeremy Wire, an individual.  These 19 claims span a total area of 380 acres. The terms of this agreement were disclosed in an Emgold news release dated February 15, 2012.  Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (1)
2013	$10,000 (2)
2014	$10,000 (2)
2015	$20,000 (3)
2016	$30,000 (3)
2017	$30,000 (3)
2018	$30,000 (3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On February 15, 2012, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres.  This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

In the first quarter of 2012, Emgold announced results of due diligence soil and rock chip sampling and analysis of historic soil and rock chip sampling at Koegel Rawhide.  The Company identified a high grade vein target called T-10 with this sampling.  Potential exists for both high grade vein and bulk disseminated gold and silver targets on the Property.  Emgold continued sampling and mapping activity at Koegel Rawhide in the second quarter of 2012 to further delineate the T-10 target.

1.1.4          Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, Duncastle Gold’s Ymir Property, and Sultan Minerals Inc.’s Kena and Jersey Emerald Properties (see map of Rozan and Stewart Properties, British Columbia).

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs as well as work done by Emgold.  Four main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

In December 2011, Emgold completed a Cdn $767,750 flow-through financing to conduct exploration activities on the Stewart and Rozan properties during 2012. Permitting of the 2012 exploration program at Stewart commenced in first quarter 2012 and is ongoing.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.1.5           Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property.  Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

In December 2011, Emgold completed a Cdn $767,750 flow-through financing to conduct exploration activities on the Stewart and Rozan properties during 2012.  Permitting for the 2012 exploration program at Rozan has been completed, and the drill is presently mobilizing to the site.

1.1.6           Market Trends

The price of gold has been increasing steadily over the past three years.  The gold price averaged $972 in 2009, $1,224 in 2010, $1,572 in 2011.  It has averaged approximately $1,640 per ounce to August 29, 2012.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At June 30, 2012, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.1.7           Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.  Plans are to construct a plant using the process developed by Golden Bear at the I-M Project in Grass Valley, CA and to obtain permits to construct and operate a plant are included in the applications for the Project and are being evaluated as part of the EIR.  Emgold plans to ultimately spin off Golden Bear as an independently financed and managed company.  Golden Bear could ultimately develop a series of plants in the U.S. and overseas capable of processing a variety of mineral wastes into high quality recycled stone and ceramic building products.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.2            Results of operations

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
 for the six months ended June 30,
 (expressed in United States Dollars)

	Six Months Ended June 30,

	2012	2011
Expenses
Exploration and evaluation costs	345,567	478,298
Legal, accounting and audit	65,261	108,649
Stock-based compensation	117,097	45,813
Salaries and benefits	109,043	107,256
Office and administration	86,327	23,052
Shareholder communications	49,162	30,170
Management and consulting fees	20,868	21,533
Unrealized loss on marketable securities	6,534	33,245
Gain on sale of property and equipment	(3,850)	--
Foreign exchange (gain) loss	(6,353)	(5,305)
Unrealized gain on warrant liability	(294,544)	(59,592)
Depreciation	5,586	9,759
Interest and other income	(10,072)	--
Travel	1,688	--
Net loss and comprehensive loss for the year	(492,314)	(792,878)
Net loss per share – basic and diluted	$(0.01)	$(0.02)
Weighted average number of common shares outstanding	58,764,504	38,552,444

Fiscal 2012 compared to fiscal 2011

Emgold’s loss in fiscal 2012 was $492,314 or a loss per share of $0.01, compared to a loss of $792,878, or a loss per share of $0.02 in fiscal 2011.  This includes $345,567 in fiscal 2012 exploration costs compared to $478,298 in fiscal 2011.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Due to management’s careful attitude with expenditures, purchases of Property and Equipment were minimal in the period, and were maintenance in nature, serving to maintain existing exploration capacity, rather than to expand or create new exploration capacity.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one-third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  In fiscal 2012, Quorum provided services to Emgold totalling $122,128, compared to $68,275 in the prior period. A distribution of income from Quorum in fiscal 2012 resulted in a credit to Emgold in the amount of $6,894 (2011-$Nil).  In fiscal 2012, the partners of Quorum made the decision to wind up its administrative operations effective August 31, 2012 and independently look after their administrative and accounting services. Consequently, as a result of this decision, the company is exploring its options whether to have its administrative functions continue to be administered by another third party provider or to take the necessary steps to hire additional personnel to perform these functions.

Legal, accounting and audit fees decreased from $108,649 in fiscal 2011 to $65,261 in fiscal 2012, due primarily to accounting fees related to the conversion to IFRS in 2011 that were not incurred in 2012.

Office and administration expenses increased from $23,052 in fiscal 2011 compared to $86,327 in fiscal 2012.  Administrative expenses include telephone, courier and other direct costs.  The expense increased compared with the previous period as a result of one time costs that are the result of winding up Quorum Management Services.

Shareholder communications costs increased from $30,170 in fiscal 2011 to $49,162 in fiscal 2012.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  Included in fiscal 2012 are fees of $16,741 paid to Vanguard Shareholder Solutions for investor relations services, with no comparable fee in fiscal 2011.

Stock-based compensation increased from $58,979 in fiscal 2011 to $158,173 in fiscal 2012.  In fiscal 2011, stock-based compensation of $58,979 (of which $13,166 is classified within exploration and evaluation costs) was recorded relating to the repricing of 405,700 stock options.  In fiscal 2012, stock based compensation of $158,173 (of which $41,075 is classified within exploration and evaluation costs) was recorded relating to the grant of 2,700,000 stock options.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 1.62 (2011-1.68%), an expected life of 5 years (2011- 2.18 years), and an estimated volatility of 151% (2011-101%).

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

12.	Exploration and Evaluation Costs - continued

			Cumulative
			Total of
	Six months ended June 30,		June 30,
	2012	2011	2012

Idaho - Maryland Property, California
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	148,835	166,186	4,846,383
Land lease and taxes	80,986	73,219	1,741,092
Consulting	-	-	209,713
Mine planning	54,896	200,288	4,796,729
Site activities	-	-	1,672,390
Stock-based compensation	41,075	13,166	641,018
Transportation	-	-	128,250

Incurred during the period	325,792	452,859	15,256,196

Buckskin Rawhide and Koegel Properties, Nevada
Geological and geochemical	4,167	15,929	32,332
Site activities	827	1,165	5,943

Incurred during the period	4,994	17,094	38,275

Rozan Gold Property, British Columbia
Assay and analysis	-	-	11,803
Geological and geochemical	2,469	-	125,857
Drilling	-	-	64,050
Site activities	-	-	22,044
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	-	-	(7,322)

Incurred during the year	2,469	-	249,507

Stewart Property, British Columbia
Assay and analysis	-	-	156,712
Drilling	-	-	851,143
Geological and geochemical	11,957	8,345	334,950
Site activities	355	-	31,701
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	-	-	56,061
Assistance and recovery	-	-	(29,692)

Incurred during the year	12,312	8,345	1,436,248

Total exploration costs	$345,567	$478,298	$16,980,226

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Direct exploration expenditures on the I-M Project decreased from $452,859 in fiscal 2012 to $325,792 in fiscal 2012.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and reviewed.  Meetings were held with various state agencies to review their comments on the draft EIR.  The Company elected to make revisions to the project description permit applications and a revised draft EIR will be completed prior to the final EIR being completed to allow public comment on the revisions.  Subject to sufficient financing, the Final EIR is anticipated by the Company in 2013 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

1.3           Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.  Financial data for 2010 was prepared in accordance with Canadian generally accepted accounting principles whereas data for 2011 and 2012 was prepared in accordance with International Financial Reporting Standards.

	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, and Other	General and administrative expenses (Note 1)	(Gain) Loss per quarter	Quarterly loss per share
2012
Second Quarter	181,589	--	6,731	493,078	516,751	0.01
First Quarter	144,203	2,469	10,575	152,161	(24,437)	0.00
2011
Fourth Quarter	159,463	--	130,547	484,739	855,503	0.02
Third Quarter	162,378	--	375,655	121,630	689,679	0.02
Second Quarter	247,852	--	18,950	183,146	412,693	0.01
First Quarter	205,807	--	6,488	192,400	380,185	0.01
2010
Fourth Quarter	249,273	--	5,185	254,268	371,082	0.01
Third Quarter	100,461	(2,529)	(4,620)	220,073	135,322	0.01

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, gain on settlement of debt, unrealized gain on warrant liability and the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the I-M Project and flow through work completed on the Company’s B.C. properties that does not always occur on an annual basis.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.4           Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition, the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At June 30, 2012, the Company had a working capital surplus of $4,178, defined as current assets less current liabilities, compared with a working capital surplus of $651,840 at December 31, 2011.  Further to this the Company is committed to spend Cdn $767,750 on qualifying Canadian exploration expenditures by December 31, 2012. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption as further described in Note 1 to the financial statements.

Operations for fiscal 2012, were funded primarily from non-brokered private placements raised during fiscal 2011. The Company’s ability to continue as a going concern will continue to be contingent on its ability to obtain additional financing.  The challenging environment for raising equity and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints as well as a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study and to make modifications to the Project Description and Permit Application prior to moving forward with the Final EIR.

Investing Activities

As at June 30, 2012, Emgold has capitalized $1,072,874 (December 31, 2011 - $1,035,163) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

1.5           Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company has sufficient working capital to carry on planned operations, but will have to continue to raise equity capital for future operation.  If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

At June 30, 2012 the Company had 58,814,504 common shares issued and outstanding.

Options and Warrants

A total of 2.7 million options where awarded by the company on dates between May 1-22, 2012.  In addition, 3,192,000 warrants expired unexercised during the period.

On August 17, 2012 the Company announced that the TSX-Venture Exchange had granted the Company permission to re-price and extend the expiry date of all of the Company’s common share purchase warrants, subject to the agreement of warrant holders.  Warrants having a conversion price above Cdn $0.15 per share will have such price reduced to Cdn $0.15.  In addition, the expiry date of eligible warrants will be extended by 12 months from their current expiry date.  Eligible warrant holders will also have the opportunity to convert their warrants at Cdn $0.10 per share if exercised prior to August 31, 2012.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  The Company currently has no carrying value for Golden Bear and all costs were written off in fiscal 2008.

Going Concern

At June 30, 2012, the Company had a working capital surplus of $4,178.

The condensed consolidated interim financial statements for the six months ended June 30, 2012 and 2011 have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at June 30, 2012, as the Company has no source of revenue.  The Company had a loss of $492,314 in fiscal 2012 ($792,878 in fiscal 2011) and had a working capital surplus of $4,178 (December 31, 2011 working capital surplus - $651,840) and an accumulated deficit of $50,675,463 at June 30, 2012 ($50,183,149 – December 31, 2011).  Operations for fiscal 2012 have been funded primarily from working capital from private placements.

At June 30, 2012, it is estimated that it may require, on average, approximately $150,000 - $250,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, and preliminary engineering costs associated with obtaining the CMUP for the I-M Project, as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The Project may also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.  If the I-M Project continues to remain on hold, it is estimated that the Company will require $50,000 to $100,000 per month in working capital to operate.

Despite the current high price of gold bullion, financing for projects in the junior mining sector is extremely difficult due to instability in the world markets. In the event that insufficient funds can be raised to move the Idaho-Maryland Project forward, as announced in Emgold’s October 26, 2011 news release, Emgold may have to delay the permiting of the Idaho-Maryland Project until market conditions improve or, as a worst case, drop the Project entirely to focus on the other quality assets the Company currently has in its portfolio, including the Buckskin Rawhide Project in Nevada and the Stewart Property in British Columbia.

Since 2009, when the recession hit, Emgold management has taken many steps to reduce corporate and project costs.  Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2012 and On-going

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the CEQA process and is requiring a substantial amount of the Company's financial and management resources.  The Company plans to raise funds to continue advancing the Idaho-Maryland Project, subject to financing.

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization.  A high grade zone and bulk disseminated zone have been identified for core drilling and additional prospects on the property will continue to be investigated, subject to permitting and financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization.  A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to permitting.

The Company believes the Stewart and Rozan Properties are a highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization.  A number of targets have been identified for continuing explorting, subject to permitting.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

1.6           Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.7           Related party transactions and balances

	June 30, 2012	December 31, 2011
Balance receivable from
Quorum Management (a)	$--	$28,531
Balances payable to:
Quorum Management (a)	$8,516	$--
Directors and officers	$263,725	$160,965

Related party transactions reflected in these consolidated financial statements are as follows:

(a)
In fiscal 2012, $122,128 (2011 $68,275) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  A distribution of income from Quorum in fiscal 2012 resulted in a credit to Emgold in the amount of $6,894.  In fiscal 2012, the partners of Quorum made the decision to wind up its administrative operations effective August 31, 2012.  Consequently, as a result of this decision, the Company is exploring its options whether to have its administrative functions continue to be administered by another third party provider or to take the necessary steps to hire additional personnel to perform these functions.

(b)	Consulting fees of $20,866 (2011 – $21,533) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)
Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.8           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.4 or 1.5 above.

1.9           Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances thatexisted during the period.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.10           Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and warrant liability.

The Company recognized interest income of $1,808 during fiscal 2012 (2011-Nil).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

June 30, 2012
Accounts and other receivables -
Currently due	$22,812
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
22,812
Cash	25,929
$48,741

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  The Company’s maximum exposure to credit risk as at June 30, 2012, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 13, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2011, the Company was able to raise net proceeds of USD $1,375,094 in private placements.    During the year ended December 31, 2010, the Company was able to raise net proceeds of $2,668,273 in private placements.  In addition, the Company has negotiated debt settlements with two suppliers to remove $152,034 in current liabilities from the statement of financial position resulting in a gain on settlement of $77,197.  Further information regarding liquidity risk is set out in Note 1. Accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2012, are summarized as follows:

June 30, 2012
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$223,497
In later than 90 days, not later than one year
Due to related parties with contractual maturities
Within 90 days or less	272,241
$495,738

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

June 30, 2012
Canadian dollars
Cash	$ 399,134
Accounts payable and accrued liabilities	(103,764)

Based on the above net exposures at June 30, 2012, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $29,537 in the Company’s loss from operations.

1.11           Management of Capital

The Company defines capital as its shareholders' equity.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

1.12           Subsequent Events

In April, 2012 the partners of Quorum made the decision to wind up its administrative operations effective August 1, 2012. Consequently, as a result of this decision, the company is exploring its options whether to have its administrative functions continue to be administered by another third party provider or to take the necessary steps to hire additional personnel to perform these functions.

On July 18, 2012 the Company announced that it proposes to seek approval to re-price and extend the expiry date of existing common share purchase warrants for the Company’s warrant holders.  Emgold’s August 17, 2012 press release announced the TSX-Venture Exchange had approved the re-pricing and extension of 11.8 million warrants at Cdn $0.15 per share with a 12 month extension of their current expiry date, and a forced early redemption or expiry if the Company’s share price exceeds certain thresholds. Repricing is subject to the agreement of the Company’s warrant holders.  The repriced warrants would also be eligible for conversion to shares at Cdn $0.10 per share if exercised on or before August 31, 2012.

One July 19, 2012, Valterra Resources announced a 10:1 consolidation of their shares.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

1.13.1           Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

1.13.2           Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs

See Item 1.3 in this Document.

(b)	expensed research costs

See Item 1.3 in this Document.

(c)	deferred development costs

Not applicable.

(d)	general administrative expenses

The required disclosure is presented in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.13.3           Disclosure of Outstanding Share Data

The following details the share capital structure as of August 29, 2012, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 29, 2012

(a)           Authorized Capital

Unlimited number of common shares without par value.
Unlimited number of preference shares without par value.

(b)           Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Number Execisable	Expiry Date
$0.175	143,500	143,500	November 19, 2013
$0.175	65,000	65,000	July 12, 2014
$0.175	600,000	600,000	December 27, 2012
$0.175	97,500	97,500	May 18, 2013
$0.25	466,665	466,665	March 17, 2015
$0.25	1,500,000	1,500,000	December 8, 2015
$0.15	700,000	175,000	May 1, 2017
$0.15	1,800,000	1,800,000	May 7, 2017
$0.15	200,000	200,000	May 22, 2017
	5,572,665	5,047,665

Warrants Outstanding

Number of Warrants	Exercise Price **	Expiry Date **

5,315,856	$0.35	September 30, 2012
2,813,575	$0.35	September 9, 2015
7,836,633	$0.35	October 4, 2012
1,136,363	Cdn$0.30	December 21, 2012
159,090	Cdn$0.22	December 21, 2012
11,620,000	Cdn $0.15	November 21, 2013
536,000	Cdn $0.15	November 21, 2013
2,530,000	Cdn $0.15	December 21, 2013
32,000	Cdn $0.15	December 21, 2013
2,235,577	Cdn $0.25	June 22, 2013
269,230	Cdn $0.15	June 23, 2013
717,308	Cdn $0.20	June 28, 2013
114,769	Cdn $0.20	June 28, 2013
35,316,401

**Please refer also to section 1.12 – Subsequent Events for a description of the warrant extension and repricing that has been offered to warrant-holders.

1.14           Other Information

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2012 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the Six Months Ended June 30, 2012

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of August 29, 2012.  Based on that assessment, management concluded that, as at August 29, 2012, the Company’s internal control over financial reporting is effective at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the second quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements are further described on page 2 of this document.